Exhibit 99.2

News Release

FOR IMMEDIATE RELEASE

Suncor Energy announces upcoming changes to its Board of Directors

•	Michael Wilson and Dennis Houston to retire from the Board
•	Russell Girling to be appointed Chair of the Board

Calgary, Alberta (February 21, 2024) – Suncor Energy (TSX: SU) (NYSE: SU) announced the upcoming retirement of two members of its Board of Directors. Michael Wilson, Chair of the Board, has been a member of Suncor’s Board since 2014 and has served as Chair since 2017. Dennis Houston has been a member of the Board since 2018 and has served most recently on the Human Resources and Compensation Committee and the Environment, Health, Safety and Sustainable Development Committee. In accordance with the company’s Director retirement policy, Mr. Wilson and Mr. Houston will not be standing for re-election at the 2024 AGM.

“I would like to thank Mike and Denny for their outstanding service and commitment to Suncor as members of the Board,” said Rich Kruger, President and Chief Executive Officer. “We value their leadership, expertise and contributions to the company throughout their tenure and wish them all the best as they retire from our Board.”

Suncor is also pleased to announce that Russ Girling, a current member of the Board, will be assuming the role of Board Chair effective March 15, 2024. Appointed to the Board in 2021, Mr. Girling has served most recently as the Chair of Suncor’s Human Resources and Compensation Committee and as a member of the Environment, Health, Safety and Sustainable Development Committee. Mr. Girling has extensive energy industry experience, spanning more than 35 years. He served as President and Chief Executive Officer of TransCanada Pipelines Limited and TC Energy Corporation, for 10 years before joining the Suncor Board. Mr. Girling joined TC Energy in 1994 and held progressively senior roles during his 26-year tenure, including seven years as Chief Financial Officer.

“We are pleased to welcome Russ as our new Board Chair,” continued Kruger. “Management and the other Board members look forward to working closely with him, leveraging his extensive industry experience and leadership expertise, as we work together to create value through the execution of our business strategy.”

For Mr. Girling’s full biography as well as information on Suncor’s Board of Directors, visit suncor.com.

Suncor Energy is Canada's leading integrated energy company. Suncor's operations include oil sands development, production and upgrading, offshore oil production, petroleum refining in Canada and the U.S. and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power and renewable fuels. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor's common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our website at suncor.com.

Media inquiries:	Investor inquiries:
833-296-4570	800-558-9071
media@suncor.com	invest@suncor.com

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